HOUGHTON MIFFLIN COMPANY
         EXHIBIT 12--COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Dollars in Millions)


                                                                         Years Ended December 31,
                                                      -----------------------------------------------------------
                                                      1995(C)          1994(B)        1993(A)      1992       1991
                                                      -------          -------        -------      ----       ----
Earnings (loss) before fixed charges:
  Net income (loss) before extraordinary item
    and cumulative effect of accounting changes       ($ 7.2)          $52.4           $31.4       $19.0      $25.1
  Provision (benefit) for income taxes                  (4.2)           32.7            17.7         9.4       15.3
                                                       -----           -----           -----       -----      -----
Income (loss) from continuing operations before
  taxes, extraordinary item, and cumulative
  effect of accounting changes                         (11.4)           85.1            49.1        28.4       40.4
  Interest expense                                      15.2             7.7             3.6         4.4        6.1
  Interest portion of rental expense*                    3.8             3.4             3.3         3.7        3.7
                                                       -----           -----           -----       -----      -----
Earnings (loss) before fixed charges                   $ 7.6           $96.2           $56.0       $36.5      $50.2
Fixed charges:
  Interest expense                                     $15.2           $ 7.7           $ 3.6       $ 4.4      $ 6.1
  Interest portion of rental expense*                    3.8             3.4             3.3         3.7        3.7
                                                       -----           -----           -----       -----      -----
Total fixed charges                                    $19.0           $11.1           $ 6.9       $ 8.1      $ 9.8

Ratio of earnings to fixed charges                        .4             8.6             8.1         4.5        5.1
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(A) On June 4, 1993, the Company completed an early redemption of $25 million in senior notes due December 15, 1994.  The Company recognized an extraordinary loss of $1.0 million, net of a tax benefit of $.6 million.
    The extraordinary loss is excluded from earnings before fixed charges and interest expense in calculating the ratio of earnings to fixed charges.

(B) On March 30, 1994, the Company completed an early redemption of $25 million in senior notes due March 30, 1997. The Company recognized an extraordinary loss of $1.2 million, net of a tax benefit of $.8 million.
    This extraordinary loss is excluded from earnings before fixed charges and interest expense in calculating the ratio of earnings to fixed charges.

(C) The Company would have needed $11.4 million in additional income to cover its fixed charges in 1995.

 * Includes the portion of rent expense for each period presented that is deemed by management to be the interest component of such rentals.